Siegel, Lipman, Dunay, Shepard & Miskel, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
(561) 368-7700
October 16, 2008
Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consulier Engineering, Inc. File No. 0-17756

Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed on April 15, 2008
Dear Ms. Collins:
     This letter responds to your letter dated September 8, 2008, to Warren B. Mosler, President and Chief Executive Officer of Consulier Engineering, Inc. (the “Company”).
     Set forth below are the Company’s responses to the comments made in the Staff’s September 8, 2008, letter. Our numbered responses correspond to the Staff’s numbered comments
     1.     In accordance with the Staff’s comment letter dated September 8, 2008, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
October 16, 2008
     2.     SEC Comment:
          Note 2. Deferred Implementation Costs, page F-16. We note your response to our prior comment 1 where you indicate that management evaluates deferred implementation costs based upon future estimated discounted cash flows. You further indicate that your contracts have minimum monthly charges for the initial license term for which the customer is “contractually committed” and that such contracts are non-cancellable for a “certain period of time.” Please tell us what you mean by “contractually committed” and “certain period of time.” Are these contracts non-cancellable for the entire initial contract term? If a customer cancels the contract, are they obligated to pay all remaining minimum monthly payments? Tell us how you factor these considerations into your evaluation of deferred implementation costs. For example, we note from the information provided in Exhibit A that one of your contracts has an initial term of 84 months. If this contract is cancelable before the end of the 84 months, then explain how the Company can conclude that collectibility of the contractually committed cash payments is probable and that deferral of implementation costs is appropriate.
          Company Response:
          As used in our July 29, 2008, response the phrase “contractually committed” meant that a contract was legally binding on the Company and its customers when they are in Contract when in writing, signed by both parties, and for which there is recite consideration. As in most contracts, including the Company’s, the contract may be cancelled by either party in the event of uncured material defaults, or upon bankruptcy or insolvency. There is no provision which allows the contract to be cancelled simply due to customer dissatisfaction. The term “material default” is specifically defined in the contract to which your comment refers and allows thirty (30) days to effect a cure before the contract may be terminated prior to its stated termination date. If the customer terminates the contract early in the absence of an uncured “material default,” as defined by the contract, the customer is required to pay monthly default fees equal to the monthly service fee for the remainder of the contract term. Accordingly, since the default fee is the same as the service fee the customer would pay, but for its early termination of the contract without cause, the possibility of early termination of the contract by the customer would have no effect on deferred implementation costs. The Company’s customers are hospitals and medical centers. Their services are essential and cannot be considered luxury items or impulse purchases. Although there are no guarantees of continuing solvency of any business entity, since the Company’s customers receive their funding from private and public sources and their services are essential, the Company believes that it is highly probable that the customer will honor its financial commitments by paying all fees required by the contract as they become due.
     3.     SEC Comment:
          In addition, tell us how you evaluate the deferred implementation costs when considerable time passes from the start date of the contract to the go-live date. For instance, we note that the Company entered into one particular contract in July 2005 that as of December 31, 2007, had a go-live date of May 2008. Please tell us how you factored into your evaluation of deferred implementation costs, the fact that

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
October 16, 2008
the estimated future cash flows were not expected to be recognized for three years. Also, tell us whether the customer has the option to cancel this contract prior to the go-live date. In this regard, tell us how are able to conclude that the collection of such payments is probable. Also, tell us whether your arrangements contain specific, legally enforceable clauses that provide for reimbursement from your customer of deferred costs incurred by the Company.
          Company Response:
You have noted a particular contract which was entered into in July of 2005 and went live in May of 2008. This contract had certain milestones, and as those milestones are reached, the customer is billed. That portion of the deferred implementation costs which relates to that milestone is then recognized as an expense to match the revenue from the billing. In this particular contract, the customer paid all invoices when each specific milestone was reached. The determination of whether or not deferred implementation costs are impaired is based on the payment history of the specific customer. Because this customer has always paid the Company when it bills for a particular milestone of its contract, the evaluation of the deferred implementation costs is that they are not impaired.
The contract in question does not give the customer the option to cancel but, as in almost all contracts, provides for remedies in the event the Company is in material breach, which, in this instance, would have included failure to meet milestones established by the contract. If prior to the “go live” date the Company’s system or a component of that system had failed acceptance testing three times, the customer could have cancelled the entire contract or only the failed system component. However, if the customer terminated the contract without cause, it would have owed the Company all license fees to which the Company would have been entitled under the contract.
     4.     SEC Comment:
          Please explain further the reasons for the significant audit adjustments as disclosed in Exhibit A and B. In this regard, tell us whether these adjustments were for improperly amortized deferred implementation costs or costs that were not timely written off as impaired. Also, considering the significance of these adjustments to both the total deferred costs and the costs recognized, tell us how you determined that the Company has appropriate controls in place to account for such costs.

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
October 16, 2008
          Company Response:
With respect to 2007:
1) The positive adjustments (additions for contracts with NY Presbyterian, Long Beach Memorial, Christiana Care and Lehigh Valley) were a reallocation of costs improperly allocated based upon the number of patient visits at that particular hospital. Therefore, the total costs capitalized were correct, although the allocation of those costs to each of the hospitals was not in accord with information obtained from our PCTS subsidiary based upon estimated patient visits, so that we proposed an adjustment for record-keeping purposes.
2) The $142,000 negative adjustment to OakBend/Polly Ryon Med Center related to deferred costs incurred under an old agreement which had been canceled during 2007 and replaced with a new contract due to a change in hospital management. Our PCTS subsidiary determined that the costs incurred under the old contract could not be applied to the new contract, therefore the Company wrote off all the costs associated with the old contract.
3) The $242,000 negative adjustment to Hoag Hospital represented the offset to the positive adjustments (stated in 1, above) plus incorrect hardware purchased in error due to compatibility issues with the hospital’s other software and hardware. Therefore, the cost related to equipment purchased in error was written off.
With respect to 2006:
The 2006 adjustments were made after examination of the amortization of deferred costs based upon the go-live dates determined by PCTS management.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Consulier Engineering, Inc.

JLS/bjp
cc:     Kari Jin, Division of Corporation Finance

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